

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Stephen W. Ensign
Chief Financial Officer
New Hampshire Thrift Bancshares, Inc.
9 Main Street, PO Box 9
Newport, New Hampshire 03773-0009

Re: New Hampshire Thrift Bancshares, Inc.
   Form 10-K for December 31, 2009
   File Number 0-17859

Dear Mr. Ensign:

    We have completed our review of your filing and related materials and have no further comments.

    If you have any questions regarding this review please contact David Lyon at 202-551-3421.

                            Sincerely,

                            David Lyon
                            Senior Financial Analyst

cc: Stephen W. Ensign
    FAX number: 603-863-9571